VK 3/18/04

AH 3/16/2004 ✱ ✱

04015908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 11526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Julius Baer Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Harte (212) 297-3644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH. D.C. 188

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Spilko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julius Baer Securities Inc., as of February 25, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

SUSAN M. CHIEN
Notary Public, State of New York
No. 01CH5035487
Qualified in New York County
Commission Expires Nov. 7, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CashFlows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH, D.C. 188 SECTION

Julius Baer Securities Inc.

(A wholly owned subsidiary of Julius Baer Holding Ltd.)

Consolidated Statement of Financial Condition

December 31, 2003

Julius Baer Securities Inc.
(A wholly owned subsidiary of Julius Baer Holding Ltd.)
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Julius Baer Securities Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Julius Baer Securities Inc. and its subsidiary ("the Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2004

Julius Baer Securities Inc.
(A wholly owned subsidiary of Julius Baer Holding Ltd.)
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 41,956,717
Securities owned, at market value (including securities segregated under federal and other regulations of $12,074,834)	14,049,859
Receivable from brokers, dealers and clearing organizations	14,924,751
Fail to deliver	4,917,085
Accrued fees receivable	5,789,437
Other assets	6,150,111
Total assets	$ 87,787,960
Liabilities and Stockholder's Equity	
Bank loans	$ 2,656,893
Payable to brokers, dealers and clearing organizations	11,863,049
Fail to receive	18,759,145
Payable to customers	1,207,718
Accrued expenses and other liabilities	26,279,211
Total liabilities	60,766,016
Commitments (Note 6)	
Stockholder's equity	
Common stock - $100 stated value; 20,000 shares authorized, 4,000 shares outstanding	400,000
Additional paid-in capital	17,950,000
Retained earnings	8,671,944
Total stockholder's equity	27,021,944
Total liabilities and stockholder's equity	$ 87,787,960

The accompanying notes form an integral part of the consolidated statement of financial condition.

1. Organization and Business

Julius Baer Securities Inc. (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered futures commission merchant under the Commodity Exchange Act. The Company is a wholly owned subsidiary of Julius Baer Holding Ltd.

The Company executes and clears securities transactions for its customers, including the customers of Bank Julius Baer-New York Branch, a related party (the "Branch"). All futures transactions are introduced to and cleared through a registered futures commission merchant.

Effective October 1, 2003, the Company entered into an agreement with an unrelated party regarding its foreign brokerage activities. Under the agreement, the Company agreed to pay to this party any profits from this activity, after application of direct costs and an agreed-upon level of indirect costs. In return, this third party agreed to reimburse the Company for any losses, computed under the same formula.

2. Summary of Significant Accounting Policies

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Julius Baer Investment Management Inc., an investment advisor and portfolio manager. All material intercompany balances have been eliminated in consolidation.

Securities owned are recorded at the fair values.

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to brokers and dealers, clearing organizations, and customers, and fails to deliver and receive) are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, replaceable on demand, or bear interest at market rates.

Assets and liabilities denominated in foreign currencies are translated at rates prevailing at the reporting date.

Principal and agency securities transactions are recorded on settlement date. The difference between trade date and settlement date accounting are not material.

Investment advisory and management fees are recognized over the period that the related service is provided.

Deferred assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Customer Activity and Credit Risk

In the normal course of its business, the Company is engaged in securities brokerage activities, primarily with the Branch, for the Branch's customers. These activities expose the Company to credit risk. The Company's activity with the Branch is settled contractually, while settlement with other counterparties is on an actual basis. The Company is therefore exposed to risk of loss on such transactions in the event a counterparty is unable to meet the terms of its contracts. In such a case, the Company would look to the value of the securities underlying the contracts. The Company could suffer a loss if the value realized from the disposition of such securities were insufficient to satisfy the contractual amount of the transaction. This risk exists for all counterparties until contractual settlement date, and for counterparties that do not settle contractually until actual settlement date.

The Company seeks to control this risk by monitoring the credit standing of each counterparty and customer with whom it conducts business.

The Company also clears futures transactions through a futures commission merchant (the "FCM") on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the FCM, the FCM has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the FCM, there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liability for this right.

4. Related Party Activity

The Company engages in transactions with affiliates as a significant part of its business. Compensation for and expenses of these transactions are governed by agreements among the parties. These transactions include:

- The Company executes and settles securities transactions for affiliates.
- The Company earned fees for advising Julius Baer – branded funds.
- The Company is allocated indirect costs, primarily for administration and management, under the terms of service level agreements.
- The Company participates in defined contribution retirement plans sponsored and administered by the Branch and Bank Julius Baer – London Branch. The costs of these plans are charged to the Company based on compensation of eligible employees.
- The Company leases office space in London from on affiliate under an operating lease. The lease is subject to escalations.
- The Company has a revolving credit agreement for $38 million with the Branch. The agreement provides for interest on outstanding borrowings at the London Interbank Offering Rate. There were no borrowings outstanding at December 31, 2003.

- The Company has a revolving subordinated credit agreement for $10 million with the Branch. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowing. There were no borrowings during 2003.

At December 31, 2003, amounts due to or from affiliates were as follows:

Due from affiliates	
Receivable, from brokers, dealers and clearing organizations	$ 3,289,455
Accrued fees receivable	702,268
Due to affiliates	
Bank loans	$ 2,026,150
Payable to brokers, dealers, and clearing organizations	584,071
Accrued expenses and other liabilities	11,439,224

5. Securities Owned

At December 31, 2003, securities owned consisted of the following:

US Treasury Bills and Notes	$13,869,855
Corporate obligations	104,796
Equities and warrants	65,208
Mutual funds	10,000

6. Commitments and Contingencies

Following is a schedule of future minimum lease payments as of December 31, 2003:

Year ending	
2004	$ 525,000
2005	525,000
2006	525,000
2007	525,000
Thereafter	1,181,250

7. Income Taxes

The deferred tax asset of $512,000 at December 31, 2003 results from net operating loss carryforwards and temporary differences. The net operating loss carryforwards amounted to $800,000 at December 31, 2003 and expire in varying years after 2020. The temporary differences relate primarily to deferred compensation. No valuation allowance has been provided for the deferred tax asset, since it is more likely than not it will be realized. Deferred tax assets and liabilities are included in other assets in the consolidated statement of financial condition.

8. Regulatory

As a registered broker and dealer in securities and a futures commission merchant, the Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). To comply with the SEC's customer protection rule (Rule 15c3-3), $12.1 million of U.S. Treasury securities have been segregated in a special reserve account for the exclusive benefit of customers.

The Company is required to maintain minimum net capital (which it computes on a consolidated basis) to meet the requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1, the "SEC Rule") or CFTC Regulation 1.17 (the "CFTC Rule") whichever is greater. At December 31, 2003, the Company had consolidated net capital of $11.5 million, which was $9.4 million in excess of required net capital (computed using the SEC Rule) of $2.1 million. The Company's ratio of aggregate indebtedness to net capital was 2.98 to 1.

The Company has a revolving subordinated credit agreement for $10 million with the Branch. The agreement has been approved by the Company's self-regulatory organizations, the National Association of Securities Dealers and the National Futures Association, to be counted as "capital" in computing the Company's net capital under the SEC Rule and the CFTC Rule. Any borrowings under the agreement could not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Supplementary Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH., D.C. 188 SECTION

February 27, 2004

To the Board of Directors
Julius Baer Securities Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Julius Baer Securities Inc. and its subsidiary (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Exchange, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP